

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2010

David M. Ratcliffe
Chairman, President and Chief Executive Officer
The Southern Company
30 Ivan Allen Jr. Boulevard N.W.
Atlanta, Georgia 30308

> **Re:** **The Southern Company**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 13, 2010**
> **File No. 001-03526**

Dear Mr. Ratcliffe:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: G. Edison Holland, Jr.